November 22, 2013

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: Justin Dobbie

Re:	Radiant Logistics, Inc.

Registration Statement on Form S-1

Filed October 30, 2013

File No. 333-191974

Dear Mr. Dobbie:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated November 15, 2013 with respect to the Registration Statement on Form S-1 filed by Radiant Logistics, Inc. (the “Company”) with the SEC on October 30, 2013 (the “Form S-1”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it filed via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”) reflecting the changes made in response to the Staff’s comments. Three copies of the Amendment and a copy of the Amendment, marked to show changes since the Form S-1, are enclosed for your convenience.

Staff Comments and Company Responses

Prospectus Cover Page

1.	Please remove the reference to “Joint Bookrunning Managers” on the prospectus cover page.

The Company respectfully advises that in response to the November 15, 2013 comments of the Staff, the Company has revised the Registration Statement to remove the reference to “Joint Bookrunning Managers” on the prospectus cover page in the.

405 114th Avenue SE — Bellevue, WA 98004 — (t) 425.962.1094 — (f) 425.462.0768

www.radiantdelivers.com

Exhibits and Financial Statement Schedules, page II-2

2.	Please file Exhibit 5.1 in your next amendment. We may have additional comments upon reviewing the exhibit.

The Company respectfully advises that it has filed Exhibit 5.1 with the Amendment.

In responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (425) 462-1094.

Sincerely,

/s/ Robert L. Hines, Jr.
Robert L. Hines, Jr.
Radiant Logistics, Inc.
Senior Vice President & General Counsel

405 114th Avenue SE — Bellevue, WA 98004 — (t) 425.962.1094 — (f) 425.462.0768

www.radiantdelivers.com